UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 7, 2014

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated August 7, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: August 7, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS SECOND QUARTER 2014 RESULTS

Highlights

•	Generated distributable cash flow(1) of $61.5 million in the second quarter of 2014, an increase of 11 percent from the second quarter of 2013.

•	Declared second quarter 2014 cash distribution of $0.6918 per unit.

•	In July 2014, Teekay LNG, through a new 50/50 joint venture, finalized agreements to provide six icebreaker LNG carrier newbuildings for the Yamal LNG project.

•	In June 2014, Teekay LNG acquired ownership interests in four LNG carrier newbuildings from BG Group.

•	In April and June 2014, the Exmar LPG joint venture took delivery of two of its 12 LPG carrier newbuildings.

•	Total liquidity of approximately $498 million as at June 30, 2014, giving pro-forma effect to proceeds from the $141 million common unit equity offering completed in mid-July 2014.

Hamilton, Bermuda, August 7, 2014 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2014. During the second quarter of 2014, the Partnership generated distributable cash flow(1) of $61.5 million, compared to $55.4 million in the same quarter of the previous year. The increase in distributable cash flow was primarily due the Partnership’s acquisition and charter-back of two liquefied natural gas (LNG) carriers from Awilco LNG ASA (Awilco) in September and November 2013, respectively, and higher earnings from the Partnership’s LPG carriers within Exmar LPG BVBA (Exmar LPG Joint Venture), which were partially offset by reduced cash flow as a result of the sale of two 2000-built conventional tankers, Tenerife Spirit and Algeciras Spirit, in December 2013 and February 2014, respectively.

On July 9, 2014, the Partnership declared a cash distribution of $0.6918 per unit for the quarter ended June 30, 2014. The cash distribution is payable on August 8, 2014 to all unitholders of record on July 25, 2014.

“In June and July, we finalized two notable transactions that we have been working on for some time that will provide future distributable cash flow growth for the Partnership and which highlight our new strategic relationships with China-based partners,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “Through our new 50/50 joint venture with China LNG Shipping, we agreed to provide six icebreaker LNG carrier newbuildings for the Yamal LNG project which are scheduled to deliver in 2018 through 2020 and operate under fixed-rate contracts until 2045. And the Partnership acquired ownership interests, together with two China-based energy and shipping companies and one international shipping company, in four LNG carrier newbuildings to be built in China. These LNG carriers are scheduled to deliver in 2017 through 2019 at which time they will commence 20-year fixed-rate charter contracts with BG Group. Together, these two transactions provide additional diversification of the Partnership’s fixed-rate contract portfolio and increase its total forward fixed-rate revenues to approximately $11 billion, while also extending the remaining weighted-average contract duration for our LNG carrier fleet to approximately 14 years. Looking ahead, the addition of these new vessels will further complement the Partnership’s existing pipeline of growth projects, which includes 10 LPG carrier newbuildings, through our Exmar LPG joint venture, and five MEGI LNG carrier newbuildings, all scheduled for delivery between 2014 and 2018.”

Mr. Evensen added, “We continue to see strong long-term fundamentals for marine-based liquefied gas transportation, which is already creating new opportunities for LNG and LPG shipping. In the United States alone, the expected start-up of several LNG liquefaction projects from 2016 onwards is expected to create demand for over 80 additional LNG carriers. With a solid operating track record, a steadily expanding fleet of modern fuel-efficient vessels, and a strong financial foundation, we believe Teekay LNG is well-positioned for future growth.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Recent Transactions

Finalized Contracts for Six Yamal LNG Carrier Newbuildings

In early-July 2014, the Partnership, through a new 50/50 joint venture with China LNG Shipping (Holdings) Limited (China LNG), finalized agreements to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project located on the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Novatek, Total and China National Petroleum Corporation, and will consist of three LNG trains with a total capacity of 16.5 million metric tonnes per annum, and is currently scheduled to start-up in early-2018. The LNG is expected to be transported from Northern Russia to Europe and Asia. The Yamal LNG joint venture has announced that nearly all of the expected LNG production output of the project has already been agreed to be purchased by affiliates of the Yamal LNG project sponsors and other third parties.

Under the agreements, the joint venture will provide six 172,000 cubic meter (cbm) ARC7 LNG carrier newbuildings to be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. of South Korea for a total fully built-up cost of approximately $2.1 billion, which are scheduled to deliver between the first quarter of 2018 and the first quarter of 2020. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse direction, will each operate under time-charter contracts until December 31, 2045, plus extension options, following their respective deliveries.

Acquired Ownership Interests in Four LNG Carrier Newbuildings

In late-June 2014, the Partnership acquired from BG Group (BG) ownership interests in four 174,000 cbm Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost of approximately $1.0 billion. The vessels, which are scheduled to deliver between September 2017 and January 2019, will each operate under 20-year time-charter contracts, plus extension options, with BG. The Partnership is responsible for the construction supervision services for the newbuildings and Teekay Corporation will provide the technical management of the vessels upon their respective deliveries.

Through this transaction, the Partnership acquired a 30 percent ownership in the first two LNG carrier newbuildings with the balance of ownership by CETS (an affiliate of China National Offshore Oil Corporation (CNOOC)) and China LNG, and a 20 percent ownership interest in the second two LNG carrier newbuildings with the balance of ownership held by CETS, China LNG and BW Group.

The Partnership expects to finance its pro rata equity interest in future shipyard installment payments using a portion of its available liquidity with the balance of the total cost of the vessels financed with equity contributions by the other partners and a new $787 million long-term debt facility secured by the vessels.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $42.6 million for the quarter ended June 30, 2014, compared to $41.5 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $1.1 million and $28.1 million for the three months ended June 30, 2014 and 2013, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $43.6 million and $69.7 million for the three months ended June 30, 2014 and 2013, respectively.

For the six months ended June 30, 2014, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $84.4 million, compared to $80.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $2.5 million and increasing net income by $43.5 million for the six months ended June 30, 2014 and 2013, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $81.9 million and $124.1 million for the six months ended June 30, 2014 and 2013, respectively.

Adjusted net income attributable to the partners for the three and six months ended June 30, 2014 increased from the same period in the prior year, mainly due to the acquisitions of, and contributions by, the two Awilco LNG carriers in late-2013, and higher earnings from the Partnership’s LPG carriers in the Exmar LPG Joint Venture, which were partially offset by the sale of two 2000-built conventional tankers, Tenerife Spirit and Algeciras Spirit, in December 2013 and February 2014, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 1, 2 and 3 to the Consolidated Statements of Income and Comprehensive Income included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended			Three Months Ended
	June 30, 2014			June 30, 2013
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	76,897	23,259	100,156	67,863	27,532	95,395
Vessel operating expenses	14,746	9,574	24,320	13,683	11,131	24,814
Depreciation and amortization	17,888	5,642	23,530	18,329	6,827	25,156

CFVO from consolidated vessels(ii)	61,947	9,703	71,650	52,581	12,892	65,473
CFVO from equity accounted vessels(iii)	50,894	—	50,894	47,162	—	47,162
Total CFVO(ii)	112,841	9,703	122,544	99,743	12,892	112,635

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, (c) gains or losses on derivative contracts and includes (d) adjustments for direct financing leases and two Suezmax tankers to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended June 30, 2014 and 2013 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures with Exmar, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers (the Malt LNG Carriers); and the Partnership’s 50 percent interest in Exmar LPG BVBA, which currently owns and charters-in 25 vessels in the LPG carrier segment, including 10 newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, increased to $61.9 million in the second quarter of 2014 from $52.6 million in the same quarter of the prior year. The increase was primarily due to the delivery in late-2013 of two LNG carrier newbuildings acquired from Awilco LNG, and the scheduled dry docking of one LNG carrier which resulted in 21 days of off-hire in the second quarter of 2013.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment increased to $50.9 million in the second quarter of 2014 from $47.2 million in the same quarter of the prior year, primarily due to higher revenues generated by the Exmar LPG Joint Venture fleet as a result of newbuilding deliveries and higher Very Large Gas Carrier (VLGC) spot rates in the second quarter of 2014 compared to the same period in the prior year. This was partially offset by fewer revenue generating days as a result of the sale of two older vessels in the Exmar LPG Joint Venture during the first half of 2014 and scheduled drydockings for two of the Malt LNG carriers and one LPG carrier during the second quarter of 2014.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $9.7 million in the second quarter of 2014 from $12.9 million in the same quarter of the prior year, primarily due to the sale of two Suezmax conventional tankers, the Tenerife Spirit and Algeciras Spirit, in December 2013 and February 2014, respectively.

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of August 1, 2014:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	29	(i)	—		15	(i)	44
LPG/Multigas Carrier Fleet	16	(ii)	4	(iii)	10	(iii)	30
Conventional Tanker Fleet	9	(iv)	—		—		9

Total	54		4		25		83

(i)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.
(iv)	The 2001-built Suezmax conventional tanker, Huelva Spirit, is expected to be sold in August 2014.

Liquidity

In mid-July 2014, the Partnership completed an equity offering of 3.1 million common units raising net proceeds of $140.5 million (including the general partner’s contribution). The net proceeds from the offering were used to fund the first shipyard installment payments for the six icebreaker LNG carrier newbuildings for the Yamal LNG project, with the remaining proceeds intended to be used to fund a portion of the Partnership’s five M-type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuildings currently under construction.

As of June 30, 2014, the Partnership had total liquidity of $357.3 million (comprised of $121.7 million in cash and cash equivalents and $235.6 million in undrawn credit facilities). Giving pro-forma effect to the $140.5 million equity issuance completed in mid-July 2014, the Partnership’s liquidity at June 30, 2014 would have been $497.8 million.

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Conference Call

The Partnership plans to host a conference call on Friday, August 8, 2014 at 11:00 a.m. (ET) to discuss the results for the second quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 499-4035 or (416) 204-9269, if outside North America, and quoting conference ID code 5119193.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Second Quarter 2014 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, August 15, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 5119193.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 44 LNG carriers (including one LNG regasification unit and 15 newbuildings), 30 LPG/Multigas carriers (including four chartered-in LPG carriers and 10 newbuildings) and nine conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE:TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	101,323	101,490	96,619	202,813	193,726

OPERATING EXPENSES
Voyage expenses	1,167	1,333	1,224	2,500	1,615
Vessel operating expenses	24,320	24,256	24,814	48,576	50,130
Depreciation and amortization	23,530	24,110	25,156	47,640	49,299
General and administrative	6,254	6,408	4,744	12,662	10,213

Total operating expenses	55,271	56,107	55,938	111,378	111,257

Income from vessel operations	46,052	45,383	40,681	91,435	82,469

OTHER ITEMS
Equity income(1)	32,924	20,373	39,425	53,297	65,849
Interest expense	(15,068)	(14,831)	(13,132)	(29,899)	(26,380)
Interest income	572	648	782	1,220	1,297
Realized and unrealized (loss) gain on derivative instruments(2)	(16,335)	(7,521)	10,666	(23,856)	2,381
Foreign exchange (loss) gain(3)	(66)	(779)	(2,787)	(845)	5,424
Other income – net	208	218	407	426	876

	2,235	(1,892)	35,361	343	49,447

Net income before tax expense	48,287	43,491	76,042	91,778	131,916
Income tax expense	(375)	(395)	(800)	(770)	(1,643)

Net income	47,912	43,096	75,242	91,008	130,273

Other comprehensive loss:
Unrealized loss on qualifying cash flow hedging instruments in equity accounted joint ventures net of amounts reclassified to equity income	(730)	(552)	—	(1,282)	—

Other comprehensive loss attributable to General and limited partners	(730)	(552)	—	(1,282)	—

Comprehensive income	47,182	42,544	75,242	89,726	130,273

Non-controlling interest in net income	4,263	4,850	5,581	9,113	6,167
General Partner’s interest in net income	7,528	7,155	6,278	14,683	12,243
Limited partners’ interest in net income	36,121	31,091	63,383	67,212	111,863
Weighted-average number of common units outstanding:
• Basic	74,212,834	74,199,534	69,713,500	74,206,221	69,698,714
• Diluted	74,255,543	74,226,654	69,732,097	74,252,842	69,709,382
Total number of units outstanding at end of period	74,212,891	74,211,160	69,813,899	74,212,891	69,813,899

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(1)	Equity income includes unrealized losses (gains) on non-designated derivative instruments and (gains) losses on sale of vessels as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Equity income	32,924	20,373	39,425	53,297	65,849
Proportionate share of unrealized losses (gains) on non-designated derivative instruments	979	1,053	(14,135)	2,032	(18,734)
Proportionate share of (gains) losses on sale of vessels	(9,772)	966	—	(8,806)	—

Equity income excluding unrealized losses (gains) on non-designated derivative instruments and (gains) losses on sale of vessels	24,131	22,392	25,290	46,523	47,115

(2)	The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Realized losses relating to:
Interest rate swaps	(10,020)	(9,244)	(9,496)	(19,264)	(19,022)
Toledo Spirit time-charter derivative contract	(224)	—	(23)	(224)	(23)

	(10,244)	(9,244)	(9,519)	(19,488)	(19,045)

Unrealized (losses) gains relating to:
Interest rate swaps	(5,391)	4,023	19,885	(1,368)	18,626
Toledo Spirit time-charter derivative contract	(700)	(2,300)	300	(3,000)	2,800

	(6,091)	1,723	20,185	(4,368)	21,426

Total realized and unrealized (losses) gains on derivative instruments	(16,335)	(7,521)	10,666	(23,856)	2,381

(3)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income and comprehensive income.

Foreign exchange (loss) gain includes realized (losses) gains relating to the amounts the Partnership (paid) received to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million and NOK 900 million of unsecured bonds in May 2012 and September 2013 that mature in 2017 and 2018, respectively. Foreign exchange (loss) gain also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Realized (losses) gains on cross-currency swaps	(275)	(365)	(67)	(640)	(9)
Unrealized (losses) gains on cross-currency swaps	(7,729)	3,917	(2,731)	(3,812)	(8,922)
Unrealized gains (losses) on revaluation of NOK bonds	6,307	(3,653)	4,545	2,654	10,468

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	121,658	94,824	139,481
Accounts receivable	20,068	19,601	19,844
Prepaid expenses	6,219	7,478	5,756
Current portion of derivative assets	17,500	17,921	18,444
Current portion of net investments in direct financing leases	18,105	16,886	16,441
Current portion of advances to joint venture partner	—	—	14,364
Advances to affiliates	21,036	3,606	6,634

Total current assets	204,586	160,316	220,964

Restricted cash – long-term	498,400	498,208	497,298
Vessels and equipment
At cost, less accumulated depreciation	1,231,216	1,244,537	1,253,763
Vessels under capital leases, at cost, less accumulated depreciation	530,195	535,700	571,692
Advances on newbuilding contracts	117,778	98,055	97,207

Total vessels and equipment	1,879,189	1,878,292	1,922,662

Investment in and advances to equity accounted joint ventures	735,171	691,804	671,789
Net investments in direct financing leases	676,476	679,013	683,254
Other assets	48,394	31,162	28,284
Derivative assets	101,255	84,241	62,867
Intangible assets – net	92,124	94,413	96,845
Goodwill – liquefied gas segment	35,631	35,631	35,631

Total assets	4,271,226	4,153,080	4,219,594

LIABILITIES AND EQUITY
Current
Accounts payable	1,942	3,498	1,741
Accrued liabilities	46,876	43,615	45,796
Unearned revenue	14,295	11,706	14,342
Current portion of long-term debt	161,596	97,583	97,114
Current obligations under capital lease	65,716	93,613	31,668
Current portion of in-process contracts	6,234	1,113	1,113
Current portion of derivative liabilities	86,626	78,452	76,980
Advances from affiliates	46,271	25,154	19,270

Total current liabilities	429,556	354,734	288,024

Long-term debt	1,642,859	1,661,435	1,680,393
Long-term obligations under capital lease	499,458	472,990	566,661
Long-term unearned revenue	34,929	35,312	36,689
Other long-term liabilities	70,974	70,323	69,480
In-process contracts	28,147	3,382	3,660
Derivative liabilities	169,867	147,628	130,903

Total liabilities	2,875,790	2,745,804	2,775,810

Equity
Limited partners	1,304,036	1,319,280	1,338,133
General Partner	52,103	52,143	52,526
Accumulated other comprehensive (loss) income	(1,151)	(421)	131

Partners’ equity	1,354,988	1,371,002	1,390,790
Non-controlling interest (1)	40,448	36,274	52,994

Total equity	1,395,436	1,407,276	1,443,784

Total liabilities and total equity	4,271,226	4,153,080	4,219,594

(1)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in two LNG carriers (Arctic Spirit and Polar Spirit), a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), a 1 percent equity interest in the five LPG/Multigas carriers that are chartered out to I.M. Skaugen ASA, and a 1 percent equity interest in two LNG carriers chartered out to Awilco, which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2014	2013
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	91,008	130,273
Non-cash items:
Unrealized loss (gain) on derivative instruments	4,368	(21,426)
Depreciation and amortization	47,640	49,299
Unrealized foreign currency exchange gain	(66)	(5,993)
Equity income, net of dividends received of $2.6 million (2013 – nil)	(50,690)	(65,849)
Amortization of deferred debt issuance costs and other	742	1,494
Change in operating assets and liabilities	9,452	5,748
Expenditures for dry docking	(7,931)	(17,796)

Net operating cash flow	94,523	75,750

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	209,215	219,748
Scheduled repayments of long-term debt	(48,320)	(42,999)
Prepayments of long-term debt	(130,000)	(10,000)
Scheduled repayments of capital lease obligations	(3,396)	(5,205)
Proceeds from units issued out of continuous offering program, net of offering costs	—	4,924
Advances to equity accounted joint ventures	—	(16,785)
Increase in restricted cash	(1,197)	(952)
Cash distributions paid	(117,803)	(105,943)
Novation of derivative liabilities	2,985	—
Dividends paid to non-controlling interest	(7,295)	(144)

Net financing cash flow	(95,811)	42,644

INVESTING ACTIVITIES
Purchase of equity accounted investments	(1)	(135,790)
Receipts from direct financing leases	5,114	3,233
Expenditures for vessels and equipment	(21,648)	(1,793)

Net investing cash flow	(16,535)	(134,350)

Decrease in cash and cash equivalents	(17,823)	(15,956)
Cash and cash equivalents, beginning of the period	139,481	113,577

Cash and cash equivalents, end of the period	121,658	97,621

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	47,912	75,242	91,008	130,273
Less:
Net income attributable to non-controlling interest	(4,263)	(5,581)	(9,113)	(6,167)

Net income attributable to the partners	43,649	69,661	81,895	124,106
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange (gains) losses(1)	(265)	2,960	41	(5,088)
Unrealized losses (gains) from derivative instruments(2)	6,091	(20,185)	4,368	(21,426)
Unrealized gains and losses from non-designated derivative instruments and net gain on vessel sales from equity accounted investees(3)	(8,793)	(14,135)	(6,774)	(18,734)
Non-controlling interests’ share of items above(4)	1,906	3,219	4,860	1,713

Total adjustments	(1,061)	(28,141)	2,495	(43,535)

Adjusted net income attributable to the partners	42,588	41,520	84,390	80,571

(1)	Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses (gains) on the cross-currency swap economically hedging the Partnership’s NOK bond and excludes the realized gains/losses relating to the cross currency swaps for the NOK bonds.
(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for any derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. Also reflects the Partnership’s proportionate share of a net gain of $9.8 million and $8.8 million on the sale of vessels from the Exmar LPG BVBA joint venture during the three and six months ended June 30, 2014, respectively. See note 1 to the Consolidated Statements of Income and Comprehensive Income included in this release for further details.
(4)	Items affecting net income include items from the Partnership’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, equity income, adjustments for direct financing leases to a cash basis, and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended June 30, 2014 (unaudited)	Three Months Ended June 30, 2013 (unaudited)
Net income:	47,912	75,242
Add:
Depreciation and amortization	23,530	25,156
Partnership’s share of equity accounted joint ventures’ DCF net of estimated maintenance and capital expenditures	29,411	26,254
Unrealized loss (gain) on derivatives and other non-cash items	3,644	(22,914)
Direct finance lease payments received in excess of revenue recognized	4,256	1,633
Distributions relating to equity financing of newbuildings	1,822	—
Less:
Unrealized foreign exchange (gain) loss	(265)	2,960
Estimated maintenance capital expenditures	(11,632)	(9,423)
Equity income	(32,924)	(39,425)

Distributable Cash Flow before Non-controlling interest	65,754	59,483
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,258)	(4,083)

Distributable Cash Flow	61,496	55,400

(1)	The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures for the three months ended June 30, 2014 and 2013 were $7.3 million and $8.6 million, respectively.

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	77,602	23,721	101,323
Voyage expenses	705	462	1,167

Net voyage revenues	76,897	23,259	100,156

	Three Months Ended June 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	68,270	28,349	96,619
Voyage expenses	407	817	1,224

Net voyage revenues	67,863	27,532	95,395

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2014
	Liquefied Gas Segment	(unaudited) Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	76,897	23,259	100,156
Vessel operating expenses	14,746	9,574	24,320
Depreciation and amortization	17,888	5,642	23,530
General and administrative	4,460	1,794	6,254

Income from vessel operations	39,803	6,249	46,052

	Three Months Ended June 30, 2013
	Liquefied Gas Segment	(unaudited) Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	67,863	27,532	95,395
Vessel operating expenses	13,683	11,131	24,814
Depreciation and amortization	18,329	6,827	25,156
General and administrative	3,233	1,511	4,744

Income from vessel operations	32,618	8,063	40,681

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) gains or losses on derivative contracts and includes (d) adjustments for direct financing leases and two Suezmax tankers to a cash basis. The Partnership’s direct financing leases for the periods indicated relates to the Partnership’s 69 percent interest in two LNG carriers, Tangguh Sago and Tangguh Hiri, and the two newbuilding LNG carriers acquired from Awilco in September and November 2013. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	39,803	6,249	46,052
Depreciation and amortization	17,888	5,642	23,530
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,256	—	4,256
Realized loss on Toledo Spirit derivative contract	—	(224)	(224)
Cash flow adjustment for two Suezmax tankers(1)	—	(1,686)	(1,686)

Cash flow from vessel operations from consolidated vessels	61,947	9,703	71,650

	Three Months Ended June 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	32,618	8,063	40,681
Depreciation and amortization	18,329	6,827	25,156
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	1,634	—	1,634
Realized loss on Toledo Spirit derivative contract	—	(23)	(23)
Cash flow adjustment for two Suezmax tankers(1)	—	(1,697)	(1,697)

Cash flow from vessel operations from consolidated vessels	52,581	12,892	65,473

(1)	The Partnership’s charter contracts for two of its Suezmax tankers, Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months commencing October 1, 2012. However, during this period, if Suezmax spot tanker rates exceed the amended rates, the charterer will pay the Partnership the excess amount up to a maximum of the original daily charter rate. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and (c) gain on sale of vessel, and includes (d) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity-accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2014		Three Months Ended June 30, 2013
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	154,330	71,534	149,178	68,893
Vessel operating expenses	45,505	21,398	42,272	20,037
Depreciation and amortization	22,970	11,643	21,284	10,837
Gain on sale of vessels	(19,543)	(9,772)	—	—

Income from vessel operations of equity accounted vessels	105,398	48,265	85,622	38,019

Interest expense – net	(19,888)	(9,250)	(17,634)	(7,962)
Realized and unrealized (loss) gain on derivative instruments	(17,355)	(5,793)	26,693	8,926
Other (expense) income – net	(501)	(298)	140	442

Other items	(37,744)	(15,341)	9,199	1,406

Net income / equity income of equity accounted vessels	67,654	32,924	94,821	39,425

Income from vessel operations	105,398	48,265	85,622	38,019
Depreciation and amortization	22,970	11,643	21,284	10,837
Gain on sale of vessel	(19,543)	(9,772)	—	—
Direct finance lease payments received in excess of revenue recognized	7,697	2,792	7,161	2,603
Amortization of in-process revenue contracts	(4,002)	(2,034)	(8,386)	(4,297)

Cash flow from vessel operations from equity accounted vessels	112,520	50,894	105,681	47,162

(1)	The Partnership’s equity accounted vessels for the three months ended June 30, 2014 and 2013 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; and the Partnership’s 50 percent interest in Exmar LPG BVBA, which owns and charters-in 15 vessels in the LPG carrier segment, excluding 10 newbuildings, as at June 30, 2014 and 16 vessels, excluding 10 newbuildings, as at June 30, 2013.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities and expectations and the effect of any growth on the Partnership’s results of operations; the expected delivery dates for the Partnership’s newbuilding vessels and commencement of related time charter contracts; the Partnership’s agreement to provide, through a new 50/50 joint venture with China LNG, six icebreaker LNG carriers for the Yamal LNG project including the timing of delivery and total cost to construct the vessels; the timing of the start-up of the Yamal LNG project and the expected total LNG production capacity of the project, if completed; the impact of the transactions with Yamal LNG and BG on the Partnership’s future cash flows; anticipated financing for the four LNG carrier newbuildings for BG; the cost to construct the four LNG carrier newbuildings for BG; the total amount of the Partnership’s forward fixed-rate revenues and the average remaining contract length on the Partnership’s LNG fleet; and LNG/LPG shipping market fundamentals and projects. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard construction delays, newbuilding specification changes or cost overruns; availability of suitable LNG shipping, LPG shipping, floating storage and regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; competitive dynamics in bidding for potential LNG, LPG or floating regasification projects; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russia and Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG project; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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